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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RICHARDSON ELECTRONICS, LTD.
(Name of Subject Company (Issuer))

RICHARDSON ELECTRONICS, LTD.
(Names of Filing Person (Issuer))

7 1/4% Convertible Subordinated Debentures Due 2006
8 1/4% Convertible Senior Subordinated Debentures Due 2006
(Title of Class of Securities)

763165AB3
763165AC1
(CUSIP Number of Class of Securities)

William G. Seils, Esq.
Senior Vice President, General Counsel & Secretary
Richardson Electronics, Ltd.
P.O. Box 393 LaFox, Illinois 60147-0393
(630) 208-2200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy To:
Scott Hodes, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
161 North Clark Street, Suite 1200
Chicago, Illinois 60601
Tel: (312) 602-5000
Fax: (312) 602-5050

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$69,500,250(1)	$8,806(2)

(1)
Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of March 9, 2004 of the maximum amount of 7 1/4% Convertible Subordinated Debentures due 2006 and the 8 1/4% Convertible Senior Subordinated Debentures due 2006 that may be received by the Registrant from tendering holders in the exchange offer described herein based on the average of the bid and asked price of the 7 1/4% Convertible Subordinated Debentures due 2006 and the 8 1/4% Convertible Senior Subordinated Debentures due 2006 on March 9, 2004.

(2)
Registration fee previously paid in connection with the Issuer's Registration Statement on Form S-4 filed March 12, 2004.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,806	Filing Party:	Richardson Electronics, Ltd
Form or Registration No.:	S-4	Date Filed:	March 12, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Richardson Electronics, Ltd. (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange an aggregate of up to $30,825,000 aggregate principal amount of its currently outstanding 7 1/4% Convertible Subordinated Debentures Due 2006 and up to $40,000,000 aggregate principal amount of its currently outstanding 8 1/4% Convertible Senior Subordinated Debentures Due 2006 (collectively, the "Outstanding Debentures") for up to $70,825,000 aggregate principal amount of new    % Convertible Senior Subordinated Notes Due 2011 (the "Exchange Offer").

        This Exchange Offer is subject to the terms and conditions set forth in the prospectus, as amended or supplemented from time to time (the "Prospectus"), forming a part of the Company's Registration Statement on Form S-4 (File No. 333-            ) filed with the Securities and Exchange Commission on March 12, 2004 (the "Registration Statement") and the related Letter of Transmittal for the Exchange Offer, as filed or amended from time to time (the "Letter of Transmittal"), which are or will be filed as Exhibits (a)(1)(A) and (a)(1)(C) hereto, respectively.

        The information in the Prospectus and the Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (c)
  Except as set forth in the Prospectus, the Company is not aware of any plans, proposals or negotiations that would relate to or result in:

  1)
  any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its securities;

  2)
  any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

  3)
  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

  4)
  any change in the present board of directors or management of the Company;

  5)
  any other material change in the Company's corporate structure or business;

  6)
  any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized or quoted in an automated quotation systems operated by the national securities association;

  7)
  any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act;

  8)
  the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act;

  9)
  the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

  10)
  any changes in the Company's charter, by-laws or other governing instruments or other acquisitions that could impede the acquisition of control of the Company.

Item 8. Interest in Securities of the Subject Company.

  (b)
  The Company is not aware of any transactions in the Outstanding Debentures during the last 60 days by any of the following persons: (1) the Company, (2) any person named in Instruction C of Schedule TO promulgated by the Securities and Exchange Commission or

1

    any associate or majority-owned subsidiary of the Company, or (3) the Company and any executive officer or director of any subsidiary of the Company.

Item 12. Materials to be Filed as Exhibits.

(a)(1)(A)	Prospectus, incorporated herein by reference to Part I of the Registration Statement filed with the Securities and Exchange Commission on March 12, 2004.
(a)(1)(B)
Form of % Convertible Senior Subordinated Indenture between the Company and J.P. Morgan Trust Company, National Association, as Trustee, relating to convertible debt securities (including form of note).*
(a)(1)(C)	Form of Letter of Transmittal.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients.*
(a)(1)(F)	Form of Notice of Guaranteed Delivery.*
(b)	None.
(d)	None.
(g)	None.
(h)	Tax Opinion of Bryan Cave LLP.*

*
To be filed by amendment.

Item 13. Information Required by Schedule 13E-3.

        Not Applicable.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RICHARDSON ELECTRONICS, LTD.
	By:	/s/ EDWARD J. RICHARDSON Edward J. Richardson Chairman of the Board and Chief Executive Officer
Dated: March 12, 2004

EXHIBIT INDEX

(a)(1)(A)	Prospectus, incorporated herein by reference to Part I of the Registration Statement filed with the Securities and Exchange Commission on March 12, 2004.
(a)(1)(B)
Form of % Convertible Senior Subordinated Indenture between the Company and J.P. Morgan Trust Company, National Association, as Trustee, relating to convertible debt securities (including form of note).*
(a)(1)(C)	Form of Letter of Transmittal.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients.*
(a)(1)(F)	Form of Notice of Guaranteed Delivery.*
(b)	None.
(d)	None.
(g)	None.
(h)	Tax Opinion of Bryan Cave LLP.*

*
To be filed by amendment.

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EXHIBIT INDEX